UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

NetSuite, Inc.

(Name of Subject Company)

T. Rowe Price Associates, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64118Q107

(CUSIP Number of Class of Securities)

David Oestreicher, Esq.

T. Rowe Price Associates, Inc.

100 East Pratt Street - 13th Floor

Baltimore, Maryland 21202

(410) 345-2000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Marc Weingarten, Esq. Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 (212) 756-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is NetSuite Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 2955 Campus Drive, Suite 100, San Mateo, California 94403-2511. The Company’s telephone number at this address is (650) 627-1000.

Class of Securities

This Statement relates to the common stock, $0.01 par value per share (the “Shares”), of the Company. Based on information set forth in the Company’s quarterly report for the period ended September 30, 2016, filed on Form 10-Q on October 28, 2016 (the “10-Q”), as of the close of business on October 26, 2016, there were 81,474,696 Shares issued and outstanding (including restricted Shares). In addition, based on information contained in the Company’s Schedule 13E-3, filed on October 31, 2016, as of August 8, 2016, there were (i) 1,035,657 Shares potentially issuable upon exercise of outstanding exercisable in-the-money stock options; (ii) 3,480,715 Shares issuable upon the settlement of outstanding restricted stock units; and (iii) 1,388,897 Shares issuable upon the settlement of outstanding performance share units.

Item 2.	Identity and Background of Filing Person.

Name and Address

This Statement is being filed by T. Rowe Price Associates, Inc., a Maryland corporation (the “Adviser”), with its principal business office being located at 100 East Pratt Street, Baltimore, Maryland 21202 and its business telephone number being (410) 345-2000. The Adviser is an investment adviser registered under the Investment Advisers Act of 1940, as amended. The Adviser serves as investment adviser to investment companies registered under the Investment Company Act of 1940, as amended (“Funds”), as well as to individually managed accounts for institutional and other clients (“Accounts”).

Tender Offer

This Statement relates to the tender offer (the “Tender Offer”) by Napa Acquisition Corporation, a Delaware corporation (“Purchaser”), which is a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2016 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), for any and all of the outstanding Shares at a purchase price of $109.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2016, and the related Letter of Transmittal. According to the Schedule TO, the Tender Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 28, 2016 (as amended or modified from time to time, the “Merger Agreement”), among the Company, Parent, Oracle, and Purchaser.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Not applicable.

Item 4.	The Solicitation or Recommendation.

On October 27, 2016, the Adviser sent a letter (the “Letter”) to the Chairperson of the Special Committee of the Board of Directors of Oracle reiterating its decision not to participate in the Tender Offer in view of its offer price of $109 per share. A copy of the Letter is included as Exhibit 1 to this Statement and is incorporated herein by reference. The Adviser does not currently intend to tender any of the Shares it beneficially owns pursuant to the Tender Offer.

Reasons

As set forth in the Letter, the Adviser believes that the offer price of $109 significantly undervalues the Company. The Adviser proposed in the Letter that Oracle raise its offer price to $133 per share, and indicated that if Oracle did so the Adviser would support the transaction and tender its shares.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Adviser has not directly or indirectly employed, retained or compensated any person to make solicitations or recommendations on its behalf in connection with the Tender Offer.

Item 6.	Interest in Securities of the Subject Company.

This Statement relates to 14,391,800 Shares held as of the close of business on November 1, 2016 on behalf of Funds and Accounts managed by the Adviser, constituting approximately 17.7% of the issued and outstanding Shares. The percentages used in this Statement are calculated based upon 81,474,696 shares of Common Stock reported to be outstanding as of October 26, 2016, as reported in the 10-Q.

The following table sets forth all transactions in the Shares effected by the Adviser in the past sixty days. All such transactions were effected in the open market through a broker and all prices per share exclude commissions. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These Shares were purchased/sold in multiple transactions at prices between the price ranges below. The Adviser will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
8/30/2016	(2,200)	108.97	108.96 – 108.98
9/1/2016	(2,918)	108.97	108.96 – 109.01
9/6/2016	(58,142)	108.90
9/7/2016	(1,700)	109.29
9/12/2016	(300)	109.91
9/13/2016	(600)	110.20
9/14/2016	(700)	109.90
9/16/2016	(50)	109.19
9/30/2016	(2,000)	110.71	110.705 – 110.71
10/6/2016	(1,200)	109.29
10/12/2016	(1,300)	102.52
10/14/2016	(3,500)	101.97	101.90 – 102.00

Item 7.	Purposes of the Transaction and Plans or Proposals.

Not applicable.

Item 8.	Additional Information.

Not applicable.

Item 9.	Exhibits.

Exhibit No.	Description
1	Letter, dated October 27, 2016, from T. Rowe Price Associates, Inc. to the Chairperson of the Special Committee of Oracle Corporation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

T. ROWE PRICE ASSOCIATES, INC.

/s/ David Oestreicher
Name: David Oestreicher
Title: Vice President

Date: November 2, 2016